                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



[X]             Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 (Fee Required)
                     For The Year Ended December 31, 1996


                                 or


[]       Transition Report Pursuant to Section 15(d) of the Securities
                    Exchange Act of 1934 (No Fee Required)
              For The Transition Period from ________ to________



                        Commission File Number 00107923



                       HANDLEMAN COMPANY SALARY DEFERRAL
                                AND STOCK PLAN
                                --------------
                           (Full title of the Plan)



                               HANDLEMAN COMPANY
                               -----------------
         (Name of issuer of the securities held pursuant to the Plan)

                              500 Kirts Boulevard
                             Troy, Michigan 48084
                             --------------------
                   (Address of principal executive offices)



                                    1 of 16

The following financial statements and exhibits are presented pursuant to
Section 15(d) of the Securities Exchange Act of 1934:


                                                                        Page
                                                                        ----

(a)   Financial Statements:

      Report of Independent Accountants                                 I-1

      Statement of Assets Available for Benefits
      as of December 31, 1996 and 1995                                  I-2

      Statement of Changes in Assets Available for
      Benefits for the year ended December 31, 1996                     I-3

      Notes to Financial Statements                                 I-4 to I-10

      Item 27a -- Schedule of Assets Held for Investment
      Purposes as of December 31, 1996                                  I-11

      Item 27d -- Schedule of Reportable Transactions               I-12 to I-13
      for the year ended December 31, 1996

      Schedules:

      Schedule I, II and III have been omitted because
      the required information is shown in the financial
      statements or notes thereto, or in another schedule                -


                                                                        Exhibit
                                                                        Number
                                                                        -------
(b)   1.   Consent of Independent Accountants with
           respect to their report on their audit of
           the financial statements of the Handleman
           Company Salary Deferral and Stock Plan for
           the years ended December 31, 1996 and 1995                    28.1


                                 SIGNATURE
                                 ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


            HANDLEMAN COMPANY SALARY DEFERRAL AND STOCK PLAN



            By: /s/ Leonard A. Brams
               -----------------------------------------------------------
               Leonard A. Brams, Senior Vice President and Chief Financial Officer Handleman Company


                                    2 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------



                                                         PAGES
                                                         -----

Report of Independent Accountants                          4


Financial Statements:


Statement of Assets Available for
Benefits as of December 31, 1996 and 1995                  5


Statement of Changes in Assets Available
 for Benefits for the year ended
 December 31, 1996                                         6


Notes to Financial Statements                             7-13


Supplemental Schedules:

Item 27a - Schedule of Assets Held for
 Investment Purposes as of December 31, 1996               14


Item 27d - Schedule of Reportable Transactions
 for the year ended December 31, 1996                    15-16



                                    3 of 16

                       [LETTERHEAD OF COOPERS & LYBRAND]



                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Administrative Committee of the
Handleman Company Salary Deferral and Stock Plan:

We have audited the accompanying statement of assets available for benefits of the Handleman Company Salary Deferral and Stock Plan as of December 31, 1996 and 1995 and the related statement of changes in assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Handleman Company Salary Deferral and Stock Plan as of December 31, 1996 and 1995, and the changes in assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 14 through 16 of this Form 11-K are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COOPERS & LYBRAND L.L.P.


Detroit, Michigan
June 27, 1997

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                  STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

                          December 31, 1996 and 1995
                          --------------------------

                                                          1996           1995
                                                       ----------     ----------
ASSETS:
Accrued dividends and interest                         $       44     $    7,005

Employee contributions receivable                         125,502        137,124

Employer contribution receivable                           23,548         34,172

Cash                                                            -              -

Investments at Estimated Fair Value
-----------------------------------
KeyCorp Investments:
  Employee Benefit Money Market Fund(1),
  (3,142 shares and 37,462 shares at
  December 31, 1996 and 1995 respectively)                  3,142         37,462

EB-Managed Guaranteed Investment Contract(2)
  (64,083 shares and 61,505 shares at December 31,
  1996 and 1995 respectively)                             733,508        663,576

Investments at Fair Value as Determined
by Quoted Market Price
----------------------
KeyCorp Investments:
  Victory U.S. Government Obligations Fund(3),
  (64,236 shares and 96,514 shares at December 31,
  1996 and 1995, respectively)                            676,714        616,895

  American Balanced Fund(4), (123,540 shares and
  95,315 shares at December 31, 1996 and 1995,
  respectively)                                         1,797,521      1,348,712

  Victory Stock Index Fund(5), (191,312 shares and
  134,875 shares at December 31, 1996 and 1995,
  respectively)                                         2,911,769      1,749,331

Handleman Company common stock (6), (169,525
  shares and 133,751 shares at December 31,
  1996 and 1995, respectively)                          1,462,153        769,068

Loans to participants at rates of 9.75%
  to 10.0%, maturing in 4 months to 10 years              112,321         44,081
                                                       ----------     ----------

ASSETS AVAILABLE FOR BENEFITS                          $7,846,222     $5,407,426
                                                       ==========     ==========

(1) The Plan's cost of the investment in the KeyCorp Employee Benefit Money Market Fund was $3,142 and $37,462 as of December 31, 1996 and 1995, respectively.
(2) The Plan's cost of the investment in the EB-Managed Guaranteed Investment Contract was $685,078 and $648,041 as of December 31, 1996 and 1995, respectively.
(3) The Plan's cost of the investment in the Victory U.S. Government Obligations Fund was $646,623 and $649,463 as of December 31, 1996 and 1995, respectively.
(4) The Plan's cost of the investment in the American Balanced Fund was $1,793,599 and $1,385,069 as of December 31, 1996 and 1995, respectively.
(5) The Plan's cost of investment in the Victory Stock Index Fund was $2,465,095 and $1,624,902 as of December 31, 1996 and 1995, respectively.
(6) The Plan's cost of the common stock was $1,672,524 and $1,869,858 as of December 31, 1996 and 1995, respectively.


   The accompanying notes are an integral part of the financial statements.
                                      I-2

                                    5 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                        STATEMENT OF CHANGES IN ASSETS
                            AVAILABLE FOR BENEFITS

                     for the year ended December 31, 1996
                     ------------------------------------


Additions:                                                               1996
                                                                      ----------
  Employer contributions                                              $  293,801

  Employee authorized contributions                                    1,690,600

  Dividend income                                                        108,278

  Interest income                                                         12,119

  Net appreciation in fair value of investments                        1,097,743

Other                                                                     44,372
                                                                      ----------

    Total additions                                                    3,246,913

Deductions:

Participants' benefits                                                   744,570

Other                                                                     63,547
                                                                      ----------

    Total deductions                                                     808,117

      Net increase                                                     2,438,796

  Assets available for benefits, beginning of year                     5,407,426
                                                                      ----------

  Assets available for benefits, end of year                          $7,846,222
                                                                      ==========


   The accompanying notes are an integral part of the financial statements.

                                    6 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------



1.   Description of Plan
     -------------------

     The following description of the Handleman Company Salary Deferral and Stock Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers all employees of the Handleman Company (the "Company") and subsidiaries and affiliates that have adopted the Plan who have one year of service and who are not covered by collective bargaining agreements (unless they specifically refer to the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Employee authorized contributions of tax deferred compensation are limited in any one year to the lesser of twenty percent of employee compensation or $9,500 in 1995. Effective July 1, 1995, each participant's maximum elective deferral was reduced to fifteen percent. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

     Prior to July 1, 1995, the Company contributed to the Plan at the discretion of its Board of Directors. Effective July 1, 1995, the Plan was amended to provide for a Company matching contribution equal to 25 percent of the elective contribution made by each participant, up to six percent of such participant's compensation, to be invested in Company stock.

     Plan Assets

     To the extent practicable, Plan assets related to the Company stock portion of the Plan are invested in Company stock. Employees may direct investment of employee authorized contributions to the Plan into various investment funds which are established by the Company from time to time.

     Participant Accounts

     Each participant's account is credited with employee authorized contributions, in addition to an allocation of any Company contribution and Plan earnings, net of Plan expenses. A participant must be employed by the Company on the last day of the Company's fiscal year to receive the allocation of Company contributions.

          Salary Deferral Portion - Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

          Stock Ownership Portion - Effective May 2, 1994, the Plan was amended to discontinue Company contributions for employees hired after April 30, 1994. As of December 31, 1996, Company contributions for all employees has been discontinued.

                                    7 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------

1.   Description of Plan, continued
     -------------------

     Loans to Participants

     The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant's non-forfeitable salary deferral account balance or $50,000.

     Plan Expenses

     Expenses of the Trustee and Administrative Committee are charged to participant accounts unless the Company at its discretion elects to pay these expenses. The Company paid such expenses for the year ended December 31, 1996.

     Vesting

     Participants are fully vested in amounts credited to their accounts prior to July 1995.

     Effective July 1, 1995, the Plan was amended to include a graded vesting schedule for matching contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service.

     Payment of Benefits

     On termination of service, a participant will be eligible to receive the plan assets allocated to the participant's account and which have vested or an equivalent amount in cash. At December 31, 1996 and 1995, $277,805 and $321,048 respectively, were reported as benefits payable on the Form 5500.

2.   Summary of Accounting Policies
     ------------------------------

     Company Contributions

     Company contributions are accrued in the plan year to which the contributions relate. Company contributions are in the form of Company stock.

     Investments

     At the end of the plan year, Company stock is valued at the closing market price of the stock on the last business day of the Plan's year. The EB-Managed Guaranteed Investment Contract Fund, Victory U.S. Government Obligations Fund, American Balanced Fund, Victory Stock Index Fund and Employee Benefit Money Market Fund are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan's investment custodian, KeyCorp.

     The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Company stock, is average cost. The basis on which cost is determined for the Company stock is specific identification.

     The Plan presents in the statement of changes in assets the net appreciation (depreciation) in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

                                    8 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------


2.   Summary of Accounting Policies, continued
     ------------------------------

     Dividend Income

     Dividend income is recognized on the ex-dividend date. Dividend income on Company stock for the year ended December 31, 1996 was $6,697.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets during the reporting period. Actual results could differ from these estimates.

3.   Investments
     -----------

     During the Plan year ended December 31, 1996, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value by $1,097,743 as follows:


     Investments at Estimated Fair Value
     -----------------------------------

     KeyCorp Investment:
     EB-Managed Guaranteed Investment Contract               $   40,567

     Investments at Fair Value Determined
     by Quoted Market Price
     ---------------------

     KeyCorp Investments:
          Victory U.S. Government Obligation Fund                30,450
          American Balanced Fund                                136,692
          Victory Stock Index Fund                              423,821


     Handleman Company Common Stock                             466,213
                                                             ----------

                                                             $1,097,743
                                                             ==========

                                    9 of 16

Fund Information
----------------

The following is a summary of assets for each investment fund option for the years ended December 31, 1996 and 1995 and of changes by investment fund for the year ended December 31, 1996. The Handleman Common Stock Fund includes both participant directed investments as well as investments of company matching contributions.


                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                 ASSETS AND LIABILITIES BY INVESTMENT PROGRAM
                               DECEMBER 31, 1996

                                                                             PARTICIPANT DIRECTED
                                                                 ------------------------------------------------------
                                                                 EB-MANAGED  VICTORY U.S.
                                                                 GUARANTEED  GOVERNMENT     AMERICAN    VICTORY
                                        HANDLEMAN   HANDLEMAN    INVESTMENT  OBLIGATIONS    BALANCED     STOCK       LOAN
                                        ESOP FUND  COMMON STOCK   CONTRACT      FUND          FUND    INDEX FUND     FUND      TOTAL
                                      ----------------------------------------------------------------------------------------------
Assets:

Accrued Dividends and Interest                  1            38           -             -          1           4        -         44


Employer Contributions Receivable               -        23,548           -             -          -           -        -     23,548


Employee Contributions Receivable               -         7,894      13,730        11,057     38,253      54,568        -    125,502



KeyCorp Investments:

Employee Benefit Money Market Fund             35         3,107           -             -          -           -        -      3,142


EB-Managed Guaranteed Investment                -             -     733,508             -          -           -        -    733,508
Contract

Victory U.S. Government Obligations             -             -           -       676,714          -           -        -    676,714
Fund

American Balanced Fund                          -             -           -             -  1,797,521           -        -  1,797,521


Victory Stock Index Fund                        -             -           -             -          -   2,911,769        -  2,911,769


Handleman Company Common Stock            800,728       661,425           -             -          -           -        -  1,462,153
169,525 Shares

Loans to Participants                           -             -           -             -          -           -  112,321    112,321

                                        ---------  ------------  ----------  ------------  ---------  ----------  -------  ---------
ASSETS AVAILABLE                          800,764       696,012     747,238       687,771  1,835,776   2,966,341  112,321  7,846,222
                                        =========  ============  ==========  ============  =========  ==========  =======  =========
FOR BENEFITS

                                      I-7

                                   10 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                 ASSETS AND LIABILITIES BY INVESTMENT PROGRAM
                               DECEMBER 31, 1995

                                                                              PARTICIPANT DIRECTED
                                                                  -------------------------------------------------------
                                                                  EB-MANAGED  VICTORY U.S.
                                                                  GUARANTEED   GOVERNMENT    AMERICAN    VICTORY
                                         HANDLEMAN   HANDLEMAN    INVESTMENT  OBLIGATIONS    BALANCED     STOCK      LOAN
                                         ESOP FUND  COMMON STOCK   CONTRACT       FUND         FUND    INDEX FUND    FUND      TOTAL
                                         -------------------------------------------------------------------------------------------
Assets:

Accrued Dividends and Interest               5,680         1,167          32            30          7          89       -      7,005


Employee Contributions Receivable                -        34,172           -             -          -           -       -     34,172


Employer Contributions Receivable                -         9,424      15,694        12,878     44,812      54,316       -    137,124


KeyCorp Investments:

Employee Benefit Money Market Fund               -        37,462           -             -          -           -       -     37,462


EB-Managed Guaranteed Investment
 Contract                                        -             -     663,576             -          -           -       -    663,576

Victory U.S. Government Obligations
 Fund                                            -             -           -       616,895          -           -       -    616,895

American Balanced Fund                           -             -           -             -  1,348,712           -       -  1,348,712


Victory Stock Index Fund                         -             -           -             -          -   1,749,331       -  1,749,331


Handleman Company Common Stock
 133,751 Shares                            648,531       120,537           -             -          -           -       -    769,068

Loans to Participants                            -             -           -             -          -           -  44,081     44,081

                                         ---------  ------------  ----------  ------------  ---------  ----------  ------  ---------
ASSETS AVAILABLE FOR BENEFITS              654,211       202,762     679,302       629,803  1,393,531   1,803,736  44,081  5,407,426
                                         =========  ============  ==========  ============  =========  ==========  ======  =========

                                    11 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
              INCOME AND CHANGES IN EQUITY TO INVESTMENT PROGRAM
                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                         PARTICIPANT DIRECTED
                                                            ----------------------------------------------------------
                                                            EB-MANAGED   VICTORY U.S.
                                                            GUARANTEED   GOVERNMENT     AMERICAN   VICTORY
                                  HANDLEMAN    HANDLEMAN    INVESTMENT   OBLIGATIONS    BALANCED    STOCK         LOAN
                                  ESOP FUND   COMMON STOCK   CONTRACT       FUND          FUND    INDEX FUND      FUND       TOTAL
                                  ------------------------------------------------------------------------------------------------
Additions:

Total Employer Contributions              -        273,294       2,612         2,104       7,200       8,591         -     293,801

Total Employee Contributions              -        100,733     188,112       141,036     520,121     740,597         -   1,690,600

Dividend Income                           -              -           -            60      60,060      48,158         -     108,278

Total Interest Income                 3,746          1,512         142            10         131         227     6,351      12,119

Net appreciation in fair value
 of investments                     264,811        201,402      40,567        30,450     136,692     423,821             1,097,743

Other Receipts                        6,041              -           -         3,998           -          10    34,323      44,372

                                    -------        -------     -------       -------   ---------   ---------   -------   ---------
Total Additions                     274,599        576,941     231,433       177,658     724,204   1,221,405    40,674   3,246,913


Deductions:

Participants' benefits              118,483         27,622     125,677        90,316     127,381     255,090               744,570

Transfers Between Funds                 (25)        49,912      37,619        29,375     154,050    (196,983)  (73,957)         (8)

Other                                 9,587          6,156         201            (1)        529         692    46,391      63,555

                                    -------        -------     -------       -------   ---------   ---------   -------   ---------
Total Deductions                    128,046         83,691     163,497       119,690     281,959      58,800   (27,566)    808,117

                                    -------        -------     -------       -------   ---------   ---------   -------   ---------
Net Increase                        146,553        493,250      67,936        57,968     442,245   1,162,605    68,240   2,438,796

Assets Available for Benefits,
 beginning of year                  654,211        202,762     679,302       629,803   1,393,531   1,803,736    44,081   5,407,426
                                    -------        -------     -------       -------   ---------   ---------   -------   ---------

Assets Available for Benefits,
 end of year                        800,764        696,012     747,238       687,771   1,835,776   2,966,341   112,321   7,846,222
                                    =======        =======     =======       =======   =========   =========   =======   =========

                                      I-9

                                   12 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued
                   ------------------------------

     5. Plan Termination
        ----------------

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     6. Tax Status
        ----------

        The Internal Revenue Service has determined and informed the Company by a letter dated May 2, 1997, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.

                                   13 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                                   Form 5500
                            Calendar Plan year 1996


           ITEM 27a, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ---------------------------------------------------------

    (a)                                (b)                    (c)               (d)          (e)
  Asterisk                         Identity of
denotes party-                   issue, borrower          Description
in-interest to                     lessor, or                  of                          Current
  the Plan                        similar party            Investment          Cost         Value
--------------                   ---------------          -----------          ----        -------
Reporting Criteria I:
--------------------

Investment assets held by
the Plan on the last day
of the Plan year

                             Employee Benefit         Cash Equivalents      $    3,142   $    3,142
        *                    Money Market
                             Fund

        *                    EB-Managed               Investment            $  685,078   $  733,508
                             Guaranteed               Contracts
                             Investment Contract

        *                    Victory U.S.             Short Term U.S.       $  646,623   $  676,714
                             Government Obligations   Treasury Securities
                             Fund

        *                    American                 Common Stock and      $1,793,599   $1,797,521
                             Balanced Fund            Bond Fund

        *                    Victory Stock            Common Stock Fund     $2,465,095   $2,911,769
                             Index Fund

        *                    Handleman                Common Stock          $1,672,524   $1,462,153
                             Company                  $.01 par value
                             Common Stock

        *                    Loans to                 Interest rates of            -0-   $  112,321
                             Participants             9.75% to 10% and
                                                      maturing in 4 months
                                                      to 10 years

                                   14 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1996
                     ------------------------------------

                                                                                                        Current Value
                                                                  Purchase      Selling      Cost        of Asset on       Net Gain
Identity of Party Involved   Description of Asset                  Price         Price     of Asset    Transaction Date    or (Loss)
--------------------------   --------------------                 --------     ---------   ---------   ----------------    ---------

REPORTING CRITERION I:       Any transaction within the plan
---------------------        year, with respect to any plan
                             asset, involving an amount in
                             excess of five percent of the
                             current value of plan assets.
                             See note A below.

REPORTING CRITERION II:      Any series of transactions (other
-----------------------      than transactions with respect to
                             securities) within the plan year
                             with or in conjunction with the
                             same person which, when aggregated,
                             regardless of the category of asset
                             and the gain or loss on any
                             transaction, involves an amount in
                             excess of five percent of the
                             current value of plan assets.

                             None

REPORTING CRITERION III:     Any transaction within the plan
-----------------------      year involving securities of the
                             same issue if within the plan year
                             any series of transactions with
                             respect to such securities, when
                             aggregated, involves an amount in
                             excess of five percent of the
                             current value of plan assets.

KeyCorp                      Employee Benefit Money
                             Market Fund
                             126 purchases -   662,160 units       662,160                   662,160            662,160
                             183 sales     - 1,161,392 units                   1,161,392   1,161,392          1,161,392

KeyCorp                      Victory U.S. Government Obligations
                             Fund
                             60 purchases - 51,279 units           192,096                   192,096            192,096
                             64 sales     - 83,556 units                         197,809     194,937            197,809       2,872

KeyCorp                      EB-Managed Guaranteed Investment
                             Contract Fund
                             33 purchases - 18,431 units           204,920                   204,920            204,920
                             58 sales    -  15,853 units                         175,556     167,883            175,556       7,673

KeyCorp                      American/Balanced Fund
                             52 purchases - 45,583 shares          660,908                   660,908            660,908
                             63 sales     - 24,122 shares                        348,790     349,815            348,790      (1,025)

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


                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Concluded
                     for the year ended December 31, 1996
                     ------------------------------------

                                                                                                        Current Value
                                                                  Purchase      Selling      Cost        of Asset on       Net Gain
Identity of Party Involved   Description of Asset                  Price         Price     of Asset    Transaction Date    or (Loss)
--------------------------   --------------------                 ---------    ---------   ---------   ----------------    ---------

REPORTING CRITERION III:     Any transaction within the plan
-----------------------      year involving securities of the
                             same issue if within the plan year
                             any series of transactions with
                             respect to such securities, when
                             aggregated, involves an amount in
                             excess of five percent of the
                             current value of plan assets.
                             (concluded)

KeyCorp                      Victory Stock Index Fund
                             79 purchases - 79,064 shares         1,121,190                1,121,190          1,121,190
                             41 sales     - 22,627 shares                        382,573     280,997            382,573     101,576

KeyCorp                      Handleman Company Stock
                             15 purchases - 62,454 shares           385,129                  385,129            385,129
                             29 sales     - 25,204 shares                        152,089     297,197            152,089    (145,108)

REPORTING CRITERION IV:      Any transaction within the plan
----------------------       year with respect to securities
                             with or in conjunction with a
                             person if any prior or
                             subsequent single transaction
                             within the plan year with such
                             person with respect to securities
                             exceeds five percent of the
                             current value of plan assets.

                             None.

NOTE A: Transactions already reported under Criteria III are not reported here.

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